Exhibit 12

CLEAR CHANNEL COMMUNICATIONS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

	Predecessor			Successor
	Year ended December 31,		Period from January 1 through July 30, 2008	Period from July 31 through December 31, 2008	Year ended December 31,		Three Months ended March 31,
(dollars in millions)	2006	2007			2009	2010	2010	2011

Computation of earnings:

Income (loss) before income taxes and adjustment for (income) loss from equity investees	$1,103,364	$1,245,677	$491,809	$(5,743,061)	$(4,521,667)	$(628,535)	$(252,683)	$(226,999)

Distributed income (loss) from equity investees	15,179	6,793	29,935	13,143	20,901	11,084	6,500	5,366

Fixed charges	858,938	870,457	477,597	900,069	1,896,482	1,919,554	483,646	468,094

Total earnings	$1,977,481	$2,122,927	$999,341	$(4,829,849)	$(2,604,284)	$1,302,103	$237,463	$246,461

Computation of fixed charges:

Interest expense	$484,063	$451,870	$213,210	$715,768	$1,500,866	$1,533,341	$385,795	$369,666

Portion of rent expense representative of interest	374,875	418,587	264,387	184,301	395,616	386,213	97,851	98,428

Total fixed charges	$858,938	$870,457	$477,597	$900,069	$1,896,482	$1,919,554	$483,646	$468,094

Ratio of earnings to fixed charges	2.30	2.44	2.09	N/A	N/A	N/A	N/A	N/A

(1)	Imputed interest on operating leases is estimated to be approximately one-third of rent expense.

(2)

For the years ended December 31, 2010, 2009 and 2008, and the three months ended March 31, 2011 and 2010, earnings available for fixed charges were inadequate to cover fixed charges by $617.5 million, $4.5 billion, $5.2 billion, $221.6 million and $246.2 million, respectively.